EXHIBIT 4.2


                               AMENDMENT NO. 1 TO
                                     TEKELEC
                          EMPLOYEE STOCK PURCHASE PLAN

Section 12 (a) of the Tekelec Employee Stock Purchase Plan is hereby amended to read in its entirety as follows:

          "12. Stock

               (a) The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be 1,000,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. The shares to be sold to participants in the Plan will be authorized but unissued shares. Upon the cancellation of any option granted under the Plan, the shares subject thereto shall return to the Plan and become available for options thereafter granted under the Plan. If the total number of shares which would otherwise be subject to options granted pursuant to
          Section 7(a) hereof at the offering date exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available for option grant in as uniform and equitable a manner as is practicable. In such event, the Company shall give written notice of such reduction of the number of shares subject to the options to each participant affected thereby and shall reduce the rate of payroll deductions, if necessary."




Dated:  May 18, 2001